United States
                       Securities and Exchange Commission
                              Washington D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

                     SAND HILL IT SECURITY ACQUISITION CORP.
                                (Name of Issuer)

                          Common Stock, Par Value $.01
                         (Title of Class of Securities)

                                    799719109
                                 (CUSIP Number)

                                  July 26, 2004
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section but shall be subject to all other provisions of the Act (however, see the Notes).

1.      Names of Reporting Persons
        I.R.S. Identification Nos. of Above Person (entities only)

        Humphrey P. Polanen
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2.      Check the Appropriate Box if a Member of A Group
        (See Instructions)
             (a) [  ]
             (b) [  ]
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3.      SEC Use Only

        -----------------------------------------------------------------------

4.      Citizenship or Place of Organization

        United States of America
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Number of                   5       Sole Voting Power
                                    559,441(1)
Shares                      ---------------------------------------------------
                            6       Shared Voting Power
Beneficially
                            ---------------------------------------------------
Owned by                    7       Sole Dispositive Power
                                    559,441(1)
Each Reporting              ---------------------------------------------------
                            8       Shared Dispositive Power
Person With
        -----------------------------------------------------------------------

9.      Aggregate Amount Beneficially Owned by Each Reporting Person

        559,441
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10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares*

        -----------------------------------------------------------------------

11.     Percent of Class Represented by Amount in Row (9)

        12.16%(2)
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12.     Type of Reporting Person*

        IN
        -----------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)      Name of Issuer:
               Sand Hill IT Security Acquisition Corp.

Item 1(b)      Address of Issuer's Principal Executive Offices:
               3000 Sand Hill Road
               Building 1, Suite 240
               Menlo Park, California 94025

Item 2(a)      Name of Person Filing:  Humphrey P. Polanen

Item 2(b)      Address of Principal Business Office or, if none, Residence:
               3000 Sand Hill Road
               Building 1, Suite 240
               Menlo Park, California 94025

Item 2(c)      Citizenship:  United States of America

Item 2(d)      Title of Class of Securities:   Common Stock, par value $.01

Item 2(e)      CUSIP No.:  799719109

Item 3         Not Applicable

Item 4         Ownership.

               (a) Amount Beneficially Owned:

                   559,451

               (b) Percent of Class:

                   12.16(1)

               (c) Number of Shares as to Which the Person Has:

                  (i)   sole power to vote or to direct the vote:

                        559,441(1)

                  (ii)  shared power to vote or to direct the vote:

                  (iii) sole power to dispose or to direct the disposition of:

                        559,441(1)

                  (iv)  shared power to dispose or to direct the disposition of:


Item 5         Ownership of Five Percent or less of a Class.

               Not Applicable

(1) Includes 100,000 shares held by Sand Hill Security, LLC, of which Mr. Polanen is the manager and has the sole voting and dispositive power with respect to such shares.

(2)  Based on 1,000,000 shares issued and outstanding as of July 26, 2004.


Item 6         Ownership of More than Five Percent on Behalf of Another Person.

               Not Applicable

Item 7         Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the Security Reported on by the Parent Holding Company.

               Not Applicable

Item 8         Identification and Classification of Members of the Group.

               Not Applicable

Item 9         Notice of Dissolution of Group.

               Not Applicable

Item 10        Certification.

               Not Applicable

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 26, 2004

Signature:  /s/ Humphrey P. Polanen